UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)

CIRCOR INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

17273K 10 9

(CUSIP Number)

Timothy P. Horne

c/o Watts Water Technologies, Inc.

815 Chestnut Street

North Andover, MA 01845-6098

(978) 688-1811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 17273K 10 9	13D/A	Page 2 of 7

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Timothy P. Horne SSN: ###-##-####
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 884,281 8. Shared Voting Power None 9. Sole Dispositive Power 884,281 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 884,281
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person* IN

CUSIP No. 17273K 10 9	13D/A	Page 3 of 7

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Tiffany R. Horne SSN: ###-##-####
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power 65,170(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,170(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person* IN

(1)	These 65,170 shares are held under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as trustee. Timothy P. Horne disclaims beneficial ownership of these shares.

CUSIP No. 17273K 10 9	13D/A	Page 4 of 7

Item 1. Security and Issuer.

The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 35 Corporate Drive, Burlington, Massachusetts 01803.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Timothy P. Horne and Tiffany R. Horne (collectively referred to as the “Reporting Persons”).

(b) and (c)

Mr. Timothy P. Horne is a director of Watts Water Technologies, Inc. which is principally engaged in the valve manufacturing business and his business address is 815 Chestnut Street, North Andover, Massachusetts 01845.

Ms. Tiffany R. Horne is a student and resides at 80 East India Row, Apt. 7D, Boston, Massachusetts 02110.

(d) and (e)

Except as set forth below, during the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

On August 15, 2002, the Securities Exchange Commission commenced a civil action against Mr. Timothy P. Horne alleging violations of the Securities Exchange Act of 1934. The SEC alleged that Mr. Horne received confidential information as an officer of Watts Water Technologies, Inc. and used it to profit from trading he did in shares of Central Sprinkler Corp. in May 1999. The complaint alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder based on insider trading.

Mr. Horne has entered into an agreement with the SEC to settle the civil action. Pursuant to the agreement, Mr. Horne, without admitting or denying the allegations of the complaint filed by the SEC, has consented to the entry of a final judgment against him which requires him to disgorge profits gained as a result of the conduct alleged in the complaint, pay prejudgment interest, plus a civil money penalty, and which permanently restrains and enjoins him from violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5.

(f) Each person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The CIRCOR International, Inc. shares were acquired by the Reporting Persons in a one-for-two pro-rata distribution to the shareholders of Watts Water Technologies, Inc. and no consideration was paid for such shares, except for 8,667 shares of common stock acquired by Mr. Timothy P. Horne upon the exercise of options granted to Mr. Horne by the Compensation Committee of the Company in connection with his previous service as a director of the Company.

Item 4. Purpose of Transaction.

Each of the Reporting Persons hereto intends continuously to review his or her investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the Reporting Persons or the common stock of the issuer.

Item 5. Interest in Securities of Issuer.

Timothy P. Horne

Amount Owned.

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Timothy P. Horne is the owner of 884,281 shares of common stock of the issuer.

Amount Owned: 884,281

Percentage of Class: 5.6%

Number of shares as to which such person has:

Sole power to vote or to direct the vote: 884,281

Shared power to vote or to direct the vote: None

Sole power to dispose or to direct the disposition of: 884,281

Shared power to dispose or to direct the disposition of: None

Tiffany R. Horne

Amount Beneficially owned:

Tiffany R. Horne is the beneficial owner of 65,170 shares of common stock of the issuer. Tiffany R. Horne’s beneficial ownership consists of 65,170 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, serves as sole trustee.

Amount Beneficially Owned: 65,170

Percentage of Class: 0.4%

Number of shares as to which such person has:

Sole power to vote or to direct the vote: None

Shared power to vote or to direct the vote: None

Sole power to dispose or to direct the disposition of: None

Shared power to dispose or to direct the disposition of: 65,170

(c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Persons were effected during the past sixty days or since the Reporting Persons’ last amendment filing as described below:

CUSIP No. 17273K 10 9	13D/A	Page 6 of 7

Amendment No. 7 to this Report, as filed on October 4, 2005, reported that “On May 6, 2005, Mr. Timothy P. Horne, as the Trustee of a Trust established for the benefit of his daughter, Tiffany R. Horne, withdrew 11,300 shares of the common stock of the issuer which were held of the benefit of the Trust by Mr. Horne as the sole Trustee of the Amended and Restated George B. Horne Voting Trust—1997. These 11,300 shares continue to be held by Mr. Horne as the Trustee of a Trust for the benefit of Tiffany R. Horne.” This Amendment serves to correct a scrivener’s error in the foregoing statement. The subject 11,300 shares were withdrawn from the aforesaid Voting Trust and from the trust for the benefit of Tiffany R. Horne, for which Mr. Horne serves as sole trustee. The subject 11,300 shares were transferred to a separate Trust for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serves as sole trustee. These 11,300 shares comprise a portion of the 65,170 shares referred to hereinabove.

From October 3, 2005 through October 7, 2005, Mr. Timothy P. Horne individually sold 6,100 shares of the common stock of the issuer at an average price of $28.0044 per share through open market broker’s transactions.

(d) Ownership on Behalf of Another Person

Tiffany R. Horne

Walter J. Flowers, a partner in the law firm of Flowers & Manning, LLP, has the power as sole trustee of an irrevocable trust for the benefit of Tiffany R. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 65,170 shares held in such trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Timothy P. Horne serves as sole trustee for the Amended and Restated George B. Horne Voting Trust Agreement—1997 (the “1997 Voting Trust”). 925,610 shares of common stock held by Timothy P. Horne individually and 11,300 shares of common stock held by a trust for the benefit of Tiffany R. Horne (936,910 shares in the aggregate) were withdrawn from the 1997 voting Trust on May 6, 2005. There are no remaining shares of the common stock of the issuer held in the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, Timothy P. Horne has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee’s right to authorize the withdrawal of shares from the 1997 Voting Trust. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust shareholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The consent of Timothy P. Horne, as sole trustee of the 1997 Voting Trust, is required for the removal of any shares from the 1997 Voting Trust. A duly-issued copy of the Amended and Restated George B. Horne Voting Trust Agreement – 1999, dated as of September 14, 1999 was incorporated by reference within the Schedule 13D/A filed with the Securities and Exchange Commission on February 13, 2004 by Timothy P. Horne.

CUSIP No. 17273K 10 9	13D/A	Page 7 of 7

Item 7. Material to be Filed as Exhibits.

The following exhibit was previously filed and is incorporated herein by reference:

Exhibit 9.1	The Amended and Restated George B. Horne Voting Trust Agreement—1997 dated as of September 14, 1999 (previously filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961) as Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 and incorporated herein by reference)

* * *

The percentages above have been determined as of October 27, 2005, based on information set forth in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed by the issuer. As of July 3, 2005, there were 15,676,000 shares of common stock of the issuer outstanding.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005

/s/ Timothy P. Horne
Timothy P. Horne

/s/ Timothy P. Horne
*Tiffany R. Horne

*	By Timothy P. Horne, Attorney-in-Fact pursuant to Powers of Attorney filed as Exhibit 10.1 to Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2002 by Timothy P. Horne for the Horne Family Group, which Power of Attorney is hereby incorporated by reference.